Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of The Topps Company, Inc. (the "Company") on Form 10-Q for the period ended August 26, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Catherine K. Jessup, Vice President-Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Catherine K. Jessup
Catherine K. Jessup
Vice President, Chief Financial
Officer and Treasurer

Date: October 5, 2006